UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Habarzel Street, Ramat Hahayal, Israel 69710
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

CONTENTS

        Attached hereto is a copy of the Registrant’s press release dated May 10, 2006, reporting results for the three months ended March 31, 2006.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2006	Top Image Systems Ltd. BY: /S/ Ido Schechter —————————————— Ido Schechter Chief Executive Officer

FOR IMMEDIATE RELEASE	EARNINGS RELEASE

        Top Image Systems Reports Fourth Consecutive Quarter of Growing Profitability

        First Quarter 2006 Revenues up 15% year-over-year

        Tel Aviv, Israel – May 10, 2006 – Top Image Systems, Ltd. (NASDAQ: TISA), the leading innovator of data capture solutions, today announced its financial results for the first quarter of 2006.

Revenues for the first quarter of 2006 were $4.54 million, an increase of 15% from the $3.96 million revenues recorded for the first quarter of 2005, and a 4% decrease from the $4.71 million revenues for the fourth quarter of 2005. The first quarter is seasonally the weakest quarter of the year in TIS’ market. 43% of first quarter revenues were generated from services and 57% from products. 55% of the quarterly revenues were generated from existing customers and 45% from new customers.

        Net income for the first quarter was $181 thousand, compared with a net loss of $771 thousand in the first quarter of 2005, and net income of $152 thousand in the fourth quarter of 2005. Net income per share in this quarter was $0.021 compared with net loss per share of $0.888 in the first quarter of 2005, and net income per share of $0.017 in the fourth quarter of 2005.

         First quarter highlights:

—	First quarter revenues increased 15% year-over-year.

—	Operating profit in the first quarter was $101 thousand, compared with an operating loss of $692 thousand in the first quarter of 2005.

—	Company generated positive operating cash flow.

—	Success in Japan and the UK, generated 20% and 27% of company’s quarterly revenues respectively.

—	Levels of activity in the USA and Latin America showed growth. A new project for The World’s Foremost Bank broke new ground for eFLOW Ability in the USA.

—	A number of sales activities in Europe are expected to mature in the second quarter of 2006.

—	Increased awareness, mainly in the UK, of TIS’ compelling solution for Oracle enterprise resource planning (ERP) was achieved.

        “We are delighted to announce strong first-quarter 2006 results. Revenues, operating profits and net income are all up with strong organic year-over-year growth,” commented Dr. Ido Schechter, Chief Executive Officer of Top Image Systems. “Although our first quarter is seasonally the weakest, there has only been a slight sequential revenue decline. The significant revenue increase over the first quarter of 2005 is a good sign for the rest of the year.”

Dr. Schechter continued, “This was the last quarter of the Japanese fiscal year and we have witnessed growing levels of activity in this market. With the recently reported acquisition of the Nagase Healthcare business, we have gained direct access to many of the Japanese healthcare companies, resulting in introductions of eFLOW to a growing number of potential customers. Furthermore, the current regulatory changes in the healthcare business in Japan significantly increase the potential of our offering to the market.”

Dr. Schechter concluded, “In the past few months, we have seen strong and growing market interest, particularly in Europe, for eFLOW Ability, our SAP-based solution. We have already announced a number of projects and are implementing over half a dozen new projects. This and our general performance over the last few months, makes us increasingly confident in our ability to maintain our growth and improve our profitability throughout 2006.”

         Conference Call

TIS management will host a conference call today, May 10, 2006, at 10:00am EST (7:00 am. PST, 3:00pm UK Time, 5:00pm Israel Time) to review the first quarter of 2006 financial results and other corporate events. Dr. Ido Schechter, CEO, and Arie Rand, CFO, will be on-line to discuss these results and take part in a question and answer session.

        The call can be accessed by dialing:

US Dial-in Number: 1 866 744 5399

UK Dial-in Number: 0 800 917 5108

ISRAEL Dial-in Number: 03 918 0600

INTERNATIONAL Dial-in Number: +972 3 918 0600

        Participants are asked to call the number approximately 10 minutes before the conference call begins.

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call in the investor relations section of Top Image Systems’ website, at: www.topimagesystems.com

About Top Image Systems

Top Image Systems is a leading innovator of enterprise solutions for managing and validating content entering organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TIS solutions deliver the content to applications that drive the organization. TIS’ eFLOW Unified Content Platform is a common platform for the company’s solutions. TIS markets its platform in more than 30 countries through a multi-tier network of distributors, system integrators, value added resellers as well as strategic partners. Visit the company’s website www.TopImageSystems.com for more information.

Caution Concerning Forward-Looking Statements
Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “anticipate”, “project”, “expect”, “plan”, “intend”, “may”, “should”, “will” and similar words or expressions identify some, but not all, of these statements. These statements are based on management’s current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, quarterly fluctuations in sales of products in the Data Capture market (where in general the fourth quarter is the strongest and the first quarter is the weakest), the Company’s ability to successfully integrate TIS Japan, litigation (including litigation over intellectual property rights), general economic conditions and other risk factors detailed in the Company’s most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:
Adi Bar-Lev
Investor and Public Relations Manager
Top Image Systems Ltd.
+972 3 7679114
adi@TopImageSystems.com

FINANCIAL TABLES FOLLOW

Top Image Systems Ltd.
Consolidated Statements of Operations for the

	Three months ended	Three months ended	Year ended
	March 31,	March 31,	December 31,
	2006	2005	2005
	In thousands US$, except per share data

Revenues
Product sales	2,607	2,089	9,888
Service revenues	1,933	1,868	6,932

Total revenues	4,540	3,957	16,820

Cost of revenues (*)
Product costs	563	527	2,225
Service costs	1,203	1,179	4,538

Total cost of revenues	1,766	1,706	6,763

Gross profit	2,774	2,251	10,057

Research and development costs	421	327	1,312
Selling and marketing	1,435	1,569	5,396
General and administrative	817	883	3,470
Liquidated damages related to September PIPE	-	164	164

	2,673	2,943	10,342

Operating profit (loss)	101	(692)	(285)

Financing income (expenses), net	71	(79)	(146)

Income (loss) before taxes on income	172	(771)	(431)

Taxes on Income	9	-	(30)

Net income (loss) for the period	181	(771)	(461)

Basic net income (loss) per share	0.021	(0.888)	(0.053)

Weighted average number of
shares used to compute basic income (loss) per share	8,794,866	8,753,991	8,764,222

Diluted net income (loss) per share	0.020	(0.888)	(0.052)

Weighted average number of
shares used to compute diluted net income (loss) per share	8,963,435	8,753,991	8,891,921

(*) Cjertain costs have been reclassified for prior periods

Top Image Systems Ltd.
Consolidated Balance Sheet as of

	December 31,	March 31,
	2005	2006
	In thousands US$

Assets

Current assets:
Cash and cash equivalents	8,200	8,407
Marketable securities	1,805	1,805
Trade receivables, net	6,802	6,432
Other current assets	620	899

Total current assets	17,427	17,543

Severance funds pay	654	662

Property and equipment

Cost	2,358	2,429
Less / accumulated depreciation	(1,781)	(1,844)

Net property and equipment	577	585

Goodwill	465	465

Net intangible assets	1,100	1,025

Other long-term assets, net	135	72

Total assets	20,358	20,352

Liabilities and Shareholders' Equity

Current liabilities:
Short-term bank loans	2,179	1,893
Trade payables	900	544
Accrued liabilities and other payables	2,213	2,555

Total current liabilities	5,292	4,992

Long-term liabilities:
Liability for severance pay, net	850	914

Total long-term liabilities	850	914

Total liabilities	6,142	5,906

Shareholders' equity
Share capital - Ordinary share of NIS 0.04 par value	97	97
Surplus capital	29,561	29,609
Comprehensive income
Accumulated deficit	(15,442)	(15,260)

Total shareholders' equity	14,216	14,446

Total liabilities and shareholders' equity	20,358	20,352